Filed by Mission Resources Corporation pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Mission Resources Corporation

Subject Company’s Exchange Act File No.: 000-09498

Mission Resources Announces Strong Results

For the First Quarter of 2005

Provides Drilling Update, Guidance for the Second Quarter 2005 and

Increases Full-Year 2005 Guidance

HOUSTON, May 10, 2005—Mission Resources Corporation (NASDAQ: MSSN) today reported financial and operational results for the first quarter of 2005.

•	First quarter 2005 discretionary cash flow increased 43% over first quarter 2004 to $16.3 million and increased 6% over the fourth quarter 2004 amount. First quarter 2005 net cash provided by operating activities was $31.9 million.

•	First quarter net income improved 600% to $2.8 million or $0.06 per share – diluted compared with $0.4 million or $0.01 per share – diluted in the first quarter of 2004.

•	First quarter 2005 average daily production was 62.8 million cubic feet of gas equivalent (“Mmcfe”). Current daily production is approximately 77 Mmcfe.

•	To date in 2005, Mission has participated in 18 successful exploratory and development projects. There are 23 projects currently in-progress.

“We are very pleased with this quarter’s results and with the success of our aggressive 2005 exploration program,” said Robert L. Cavnar, Chairman, President and Chief Executive Officer. “We met or exceeded our first quarter goals for production, expenses and discretionary cash flow. Our daily production is ramping up with the successful projects discussed below as we stay focused on operational performance.”

Capital Expenditures: During the first quarter of 2005, Mission spent $20.8 million for development activity, $6.4 million for exploration activity and $5.0 million for seismic data, land and corporate assets. Listed below is an update for our most recent activities.

At our Lions Wilcox Field, Goliad County, Texas, several wells are currently drilling or being completed. Current operations are as follows:

•	The Dehnert #1 has been turned to sales and is currently producing at a gross daily rate of approximately 12.0 Mmcfe. Mission holds a 25.9% net revenue interest and will become the operator in the second quarter of 2005.

•	The Buckner Foundation #1 has reached a total depth of 15,700 feet and production casing has been set. Installation of production facilities is nearing completion and the pipeline installation will commence immediately. Completion operations are scheduled to begin mid-May. The Buckner Foundation #1 encountered 5 gas-bearing sands with a gross interval of 458 feet in the Lower Wilcox interval below 13,700 feet. Mission is the operator of this well and holds a 26.3% net revenue interest.

•

The Weise #2 has tested the lower intervals of the Corona (Wilcox) Sands at rates of approximately 2.0 Mmcfe per day. Testing of additional pay intervals in this well is in progress. We anticipate that this well will produce at rates similar to the Weise #1, which flowed at an initial gross daily rate of approximately 14.5 million cubic feet of gas. The well has been connected to the pipeline and the production

Mission Resources Corporation    1331 Lamar, Suite 1455    Houston, Texas 77010    www.mrcorp.com

equipment installation is complete. Mission is the operator of this well and holds a 23.4% net revenue interest.

•	The Simmons #1 is currently drilling below 12,800 feet with a planned total depth of 15,000 feet. Mission holds a 25.9% net revenue interest in this well and will be the operator after completion.

•	The Wright Materials #3 is currently drilling at approximately 9,200 feet with a planned total depth of 16,000 feet. Mission is the operator of this well and holds a 20.6% net revenue interest.

Other areas with recent activity are as follows:

•	At our North Leroy field in Vermilion Parish, Louisiana, the Ledoux #1 was completed and turned to sales from the Marg howei sand at an initial gross rate of approximately 4.7 Mmcfe per day. Mission holds a 52.0% net revenue interest.

•	At the Argo Prospect in Jefferson County, Texas, Mission has spud the Iles #2 well. This well targets the Yegua EY sands encountered in the Iles #1 well. We are continuing to evaluate completion alternatives in the Iles #1 well and are awaiting regulatory permits. We are currently drilling below 6,500 feet on the Iles #2 with a planned total depth of 11,500 feet. Mission is the operator of these wells and holds a 48.8% net revenue interest.

•	At our Andromeda Prospect located in DeWitt County, Texas, Mission has spud the Mussleman #1 and is currently drilling below 9,600 feet with a planned total depth of 14,500 feet. Mission is the operator of this well and holds a 53% net revenue interest.

•	We recently spud the Smith #1 in the Ricardo Prospect in Kleberg County, Texas. The well is drilling below 9,000 feet and has a proposed total depth of 16,500 feet. Mission holds a 25% net revenue interest in this well.

•	At the Reddell Field in Evangeline Parish, Louisiana, Mission is continuing its successful development program. The Coreil #2 began producing to sales in early April and is currently producing approximately 2.0 Mmcfe per day from the upper Wilcox. The Pardee O #1 was turned to sales at a gross rate of approximately 4.7 Mmcfe per day also from the upper Wilcox. The Pardee Q #1 is currently drilling below 7,100 feet with a proposed total depth of 11,520 feet to the upper Wilcox. Mission holds a 10.2% net revenue interest in all three of these wells. The Pardee N #1 was drilled to total depth of 13,700 feet and logged an estimated 150 feet of pay in the middle and lower Wilcox. The Pardee N #1 will be completed after the Pardee Q #1 drilling operation is completed. Both wells are drilled from the same surface location. Mission holds a 10.9% net revenue interest in the Pardee N #1. Additional work is planned in this program for later in the year.

•	At Waddell Ranch field located in Crane County, Texas, Mission has drilled six wells in the first quarter and completed workover activities on 31 wells. The program has been very successful with individual gross well rates averaging 350 to 675 Mcfe per day in the two reservoirs. We hold a 10.5% net revenue interest in this field.

Net Income: Mission reported net income for the first quarter of 2005 of $2.8 million or $0.06 per share—diluted compared to net income of $0.4 million or $0.01 per share—diluted in the first quarter of 2004. Increased commodity prices and lower interest expense were partially offset by increased lease operating expenses resulting from workovers in the West Lake Verret field and other fields.

Discretionary Cash Flow and Earnings before Interest, Taxes and Non-Cash Items: Discretionary cash flow for the first quarter of 2005 totaled $16.3 million compared to $11.4 million in the first quarter of 2004. Earnings before interest, taxes and other non-cash items (“adjusted EBITDA”) for the first quarter of 2005 totaled $20.3 million compared to the same measure for the first quarter of 2004 of $17.1 million. (See the attached schedule for a reconciliation of net income to adjusted EBITDA and of net cash provided by operating activities, of $31.9 million and $18.7 million for the first quarters of 2005 and 2004, respectively, to discretionary cash flow.)

Mission Resources Corporation    1331 Lamar, Suite 1455    Houston, Texas 77010    www.mrcorp.com

Production & Revenue: Production for the first quarter of 2005 averaged 62.8 Mmcfe per day compared with an average of 61.8 Mmcfe per day for the first quarter of 2004. The average realized oil price, including the effect of hedges, for the first quarter of 2005 was $38.07 per barrel, a 38% increase over the $27.54 per barrel realized oil price in the same quarter of 2004. The average realized gas price, including the effect of hedges, in the first quarter of 2005 was $5.86 per Mcf, a 6% increase over the average gas price of $5.52 per Mcf realized in the same quarter of 2004.

Lease Operating Expenses: Lease operating expenses for the first quarter, on a per unit basis, were $1.44 per Mcfe compared to $1.26 per Mcfe in the first quarter of 2004. The recent high level of expensed workover activity will diminish in future periods reducing lease operating expenses on a per-unit basis.

Outlook: Guidance on performance for the second quarter and full-year of 2005 is as follows. With the success in our drilling activities we have increased our full-year 2005 production guidance. As a result of the announced merger with Petrohawk, Mission terminated its conversion to an updated suite of E&P software systems resulting in a second quarter G&A expense of $1.8 million for costs incurred to date and termination fees. Guidance numbers below include this G&A item.

	Second Quarter 2005	Full-Year 2005
Estimated Daily Production	Daily Average	Daily Average
Crude Oil (Barrels)	4,600 –4,900	4,800 –5,200
Natural Gas (Mmcf)	42 – 47	45 – 50
Total (Mmcfe)	71 – 76	75 – 80
Operating expenses	Per Mcfe	Per Mcfe
Lease operating expense	$1.20 – $1.30	$1.15 – $1.25
Taxes other than income	$0.48 – $0.53	$0.40 – $0.45
Depreciation, depletion and amortization	$1.75 – $1.85	$1.75 – $1.85
General and administrative	$0.80 – $0.85	$0.55 – $0.60
Cash Interest Expense (1)	$3.7 – $4.2 million	$15 – $17 million
Income Tax Rate	37.5%, 98% deferred	37.5%, 98% deferred
Adjusted EBITDA	$21 million	$105 million (2)
Discretionary Cash Flow	$17 million	$ 89 million (2)

(1)	Excludes non-cash interest expense of approximately $400,000 and $1.5 million for the second quarter of 2005 and the full-year 2005, respectively.

(2)	Adjusted EBITDA and Discretionary Cash Flow guidance is based on the following assumptions for the second quarter and remainder of full-year 2005: (i) $40.00/$6.00 NYMEX prices with an oil differential of ($1.98) and gas differential of ($0.19), and (ii) all production and expense numbers use mid-point of guidance (See the attached schedule for a reconciliation of net income to adjusted EBITDA and of net cash provided by operating activities to discretionary cash flow.)

Hedge Update: A complete list of all hedges is available on our web site at www.mrcorp.com.

Conference Call Information: Mission will hold its quarterly conference call to discuss first quarter 2005 results on Tuesday, May 10, 2005 at 10:00 a.m. Central Time. To participate, dial (877) 894-9681 a few minutes before the call begins. Please reference Mission Resources, conference ID 5774770. The call will also be broadcast live over the Internet from the Company’s web site at www.mrcorp.com. A replay of the conference call will be available approximately two hours after the end of the call until Tuesday, May 24, 2005. To access the replay, dial (800) 642-1687 and reference conference ID 5774770. In addition, the web cast will also be archived on the Company’s web site.

About Mission Resources: Mission Resources Corporation is a Houston-based independent exploration and production company that drills for, acquires, develops and produces natural gas and crude oil primarily in the

Mission Resources Corporation    1331 Lamar, Suite 1455    Houston, Texas 77010    www.mrcorp.com

Permian Basin (in West Texas and Southeastern New Mexico), along the Texas and Louisiana Gulf Coast and in both the state and federal waters of the Gulf of Mexico.

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are our estimate of the sufficiency of our existing capital sources, our ability to raise additional capital to fund cash requirements for future operations, the uncertainties involved in estimating quantities of proved oil and natural gas reserves, in prospect development and property acquisitions and in projecting future rates of production, the timing of development expenditures and drilling of wells, and the operating hazards attendant to the oil and gas business. In particular, careful consideration should be given to cautionary statements made in the various reports the Company has filed with the Securities and Exchange Commission. Mission undertakes no duty to update or revise these forward-looking statements.

As announced on April 4, 2005, Mission and Petrohawk Energy Corporation (NASDAQ: HAWK) (“Petrohawk”) have entered into a definitive agreement whereby Petrohawk will acquire Mission for a combination of Petrohawk stock, cash and the assumption of debt. The acquisition is subject to customary conditions, including the approval of the stockholders of both companies. The transaction is expected to close in the third quarter of 2005.

In connection with the acquisition, Petrohawk and Mission will file materials relating to the acquisition with the SEC, including a joint proxy statement/prospectus on Form S-4 that was filed with the SEC by Petrohawk on April 28, 2005. The joint proxy statement/prospectus contains important information about the acquisition, but is not yet final and will be amended. Investors and security holders of Petrohawk and Mission are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Petrohawk, Mission and the acquisition. Investors and security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Petrohawk may be obtained free of charge from Petrohawk’s website at www.petrohawk.com. The documents filed with the SEC by Mission may be obtained free of charge from Mission’s website at www.mrcorp.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed acquisition.

Petrohawk, Mission and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Petrohawk and Mission in favor of the acquisition. Information about the executive officers and directors of Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the acquisition is set forth in the joint proxy statement/prospectus on Form S-4 as filed with the SEC by Petrohawk on April 28, 2005. Information about the executive officers and directors of Mission and their direct or indirect interests, by security holdings or otherwise, in the acquisition is set forth in the proxy statement/prospectus relating to the acquisition on Form S-4 as filed with the SEC by Petrohawk on April 28, 2005. Information about the executive officers and directors of Mission and their ownership of Mission common stock is set forth in the Annual Report on Form 10 K/A that was filed by Mission with the SEC on April 12, 2005.

Mission Resources Corporation    1331 Lamar, Suite 1455    Houston, Texas 77010    www.mrcorp.com

MISSION RESOURCES

STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share amounts)

	Three Months Ended March 31,
	2005	2004
REVENUES:
Oil revenues	$16,179	$11,044
Gas revenues	18,182	17,752
Gain on extinguishment of debt	—	1,425
Interest and other income (expense)	(767)	(810)

	33,594	29,411

COSTS AND EXPENSES:
Lease operating expense	8,125	7,106
Taxes other than income	2,500	1,694
Transportation costs (credits)	(43)	25
Asset retirement obligation accretion expense	420	271
Depreciation, depletion and amortization	10,419	10,664
General and administrative expenses	3,399	2,823
Interest expense	4,272	6,262

	29,092	28,845

INCOME BEFORE TAXES	4,502	566

Income tax expense
Current	73	95
Deferred	1,593	111

	1,666	206

NET INCOME	$2,836	$360

Earnings per share	$0.07	$0.01
Earnings per share - diluted	$0.06	$0.01

Weighted avg. common shares outstanding	41,485	31,611
Weighted avg. common shares outstanding - diluted	43,666	33,122

Discretionary cash flow (1)	$16,316	$11,396

Adjusted EBITDA (2)	$20,298	$17,140

(1)	Discretionary cash flows consists of net income excluding non-cash items. Non-cash items include depreciation, depletion and amortization, gain (loss) due to hedge ineffectiveness (FAS 133), amortization of debt issue costs, amortization of bond premium, gain (loss) on extinguishment of debt, asset retirement accretion expense, receivable write-offs, equity interest in earnings of White Shoal Pipeline, and deferred taxes.
(2)	Adjusted EBITDA consists of earnings before interest expense, taxes, and non-cash items detailed in footnote (1)

MISSION RESOURCES

SUMMARY OPERATING INFORMATION

	Three Months Ended March 31,
	2005	2004
AVERAGE SALES PRICE, INCLUDING THE EFFECT OF HEDGES:
Oil ($/Bbl)	$38.07	$27.54
Gas ($/Mcf)	$5.86	$5.52
Equivalent ($/Boe)	$36.48	$30.73
Equivalent ($/Mcfe)	$6.08	$5.12

AVERAGE SALES PRICE, EXCLUDING THE EFFECT OF HEDGES:
Oil ($/Bbl)	$47.14	$34.25
Gas ($/Mcf)	$5.86	$5.55
Equivalent ($/Boe)	$40.57	$33.72
Equivalent ($/Mcfe)	$6.76	$5.62

AVERAGE DAILY PRODUCTION:
Oil (Bbls)	4,722	4,407
Gas (Mcf)	34,467	35,341
Equivalent (Boe)	10,467	10,297
Equivalent (Mcfe)	62,799	61,783

TOTAL PRODUCTION:
Oil (MBbls)	425	401
Gas (MMcf)	3,102	3,216
Equivalent (MBoe)	942	937
Equivalent (MMcfe)	5,652	5,622

OPERATING COSTS PER MCFE:
Lease operating expense	$1.44	$1.26
Taxes other than income	$0.44	$0.30
General and administrative expenses	$0.60	$0.50
Depreciation, depletion, and amortization (1)	$1.81	$1.86

(1)	Excludes depreciation of furniture and fixtures.

MISSION RESOURCES

CONDENSED BALANCE SHEETS

(Amounts in thousands)

	March 31, 2005	December 31, 2004
ASSETS:
Current assets	$42,569	$28,786
Property, plant and equipment, net	359,571	337,927
Leasehold, furniture and equipment, net	3,025	2,779
Other assets	8,042	8,411

	$413,207	$377,903

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$73,512	$39,047
Term loan facility	25,000	25,000
Revolving credit facility	18,000	15,000
Senior 9 7/8% notes due 2011	130,000	130,000
Deferred tax liability	19,981	20,003
Other long-term liabilities, excluding current portion	6,047	1,482
Asset retirement obligation, excluding current portion	35,187	35,366
Stockholders’ equity	123,346	119,938
Other comprehensive income (loss), net of taxes	(17,866)	(7,933)

	$413,207	$377,903

MISSION RESOURCES

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended March 31,
	2005	2004
OPERATING ACTIVITIES:
Net income	$2,836	$360
Adjustments to reconcile net income to net cash provided by operating activities	13,480	11,036
Net changes in operating assets and liabilities	15,606	7,297

Net cash provided by operating activities	31,922	18,693

INVESTING ACTIVITIES:
Acquisition of oil and gas properties	340	(27,090)
Capital expenditures	(32,084)	(10,717)
Leasehold, furniture and equipment	(453)	(104)
Proceeds from sales of properties	4	2,119

Net cash used in investing activities	(32,193)	(35,792)

FINANCING ACTIVITIES:
Proceeds from borrowings	22,000	—
Repayment of senior subordinated notes & credit facilities	(19,000)	—
Stock issuance costs, net of proceeds	468	—
Financing costs	(1)	(436)
Restricted cash held for investments	—	24,877

Net cash provided by financing activities	3,467	24,441

Net increase in cash and cash equivalents	3,196	7,342
Cash and cash equivalents at beginning of period	5,975	2,234

Cash and cash equivalents at end of period	$9,171	$9,576

MISSION RESOURCES

NON-GAAP DISCLOSURE RECONCILIATION

(Amounts in thousands)

	Three Months Ended March 31,
	2005	2004
NET CASH PROVIDED BY OPERATING ACTIVITIES	$31,922	$18,693
Change in assets and liabilities	(15,606)	(7,297)

DISCRETIONARY CASH FLOW *	$16,316	$11,396

NET INCOME	$2,836	$360
Interest expense (1)	3,909	5,649
Amort. of deferred financing costs and bond prem. (1)	363	613
Income tax expense	1,666	206
Depreciation, depletion and amortization	10,419	10,664
Gain on extinguishment of debt	—	(1,425)
Earnings - White Shoal Pipeline (2)	(8)	(16)
Asset retirement accretion expense	420	271
Receivable write-offs (2)	33	395
Loss due to hedge ineffectiveness (2)	660	423

ADJUSTED EBITDA *	$20,298	$17,140

(1)	Included in interest expense
(2)	Included in interest and other income (expense)
*	NOTE - Management believes that adjusted EBITDA and discretionary cash flow are relevant and useful information which are commonly used by analysts, investors and other interested parties in the oil and gas industry. Accordingly, we are disclosing this information to permit a more comprehensive analysis of our operating performance and liquidity, and as an additional measure of Mission’s ability to meet its future requirements for debt service, capital expenditures and working capital. Adjusted EBITDA and discretionary cash flow should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles (“GAAP”) or as a measure of our profitability or liquidity. Adjusted EBITDA and discretionary cash flow exclude components that are significant in understanding and assessing our results of operations and cash flows. In addition, adjusted EBITDA and discretionary cash flow are not terms defined by GAAP and, as a result, our measures of adjusted EBITDA and discretionary cash flow might not be comparable to similarly titled measures used by other companies.

MISSION RESOURCES

NON-GAAP DISCLOSURE RECONCILIATION

(Amounts in millions)

	Guidance Q2 2005	Guidance Annual 2005
NET CASH PROVIDED BY OPERATING ACTIVITIES (see Note A)	$15.0	$94.0
Change in assets and liabilities	2.0	(5.0)

DISCRETIONARY CASH FLOW (see Note B)	$17.0	$89.0

NET INCOME (see Note A)	$3.0	$23.0
Interest expense (1)	4.0	16.0
Amort. of deferred financing costs and bond prem. (1)	0.5	1.5
Income tax expense (benefit)	1.5	13.5
Depreciation, depletion and amortization	12.0	51.0

ADJUSTED EBITDA (see Note B)	$21.0	$105.0

(1)	Included in interest expense

NOTE A - For this purpose, net cash provided by operating activities and net income have been calculated using only information contained in public guidance provided by the company. There may be material cash or non-cash items which affect net cash provided by operating activities and net income that have been excluded from guidance and this calculation.

NOTE B - Management believes that adjusted EBITDA and discretionary cash flow are relevant and useful information which are commonly used by analysts, investors and other interested parties in the oil and gas industry. Accordingly, we are disclosing this information to permit a more comprehensive analysis of our operating performance and liquidity, and as an additional measure of Mission’s ability to meet its future requirements for debt service, capital expenditures and working capital. Adjusted EBITDA and discretionary cash flow should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles (“GAAP”) or as a measure of our profitability or liquidity. Adjusted EBITDA and discretionary cash flow exclude components that are significant in understanding and assessing our results of operations and cash flows. In addition, adjusted EBITDA and discretionary cash flow are not terms defined by GAAP and, as a result, our measures of adjusted EBITDA and discretionary cash flow might not be comparable to similarly titled measures used by other companies.